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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                               TO SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         QUICKTURN DESIGN SYSTEMS, INC.

                           (Name of Subject Company)

                          MENTOR GRAPHICS CORPORATION
                                   MGZ CORP.

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE

                       (including the Associated Rights)

                         (Title of Class of Securities)

                                   74838E102

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                WALDEN C. RHINES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MENTOR GRAPHICS CORPORATION
                            8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-1200

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

         JOHN J. HUBER, ESQ.                   CHRISTOPHER L. KAUFMAN, ESQ.
           LATHAM & WATKINS                          LATHAM & WATKINS
    1001 PENNSYLVANIA AVENUE, N.W.                    75 WILLOW ROAD
         WASHINGTON, DC 20004                  MENLO PARK, CALIFORNIA 94025
            (202) 637-2200                            (650) 328-4600

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    MGZ Corp., a Delaware corporation ("Purchaser"), and Mentor Graphics
Corporation, an Oregon corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 filed on August 12, 1998 (the "Statement"), with respect to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.001 per share, of Quickturn Design Systems, Inc., a Delaware corporation, for a purchase price of $12.125 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No.
1. Capitalized terms used herein and not defined have the meanings ascribed to them in the Statement.

ITEM 10. ADDITIONAL INFORMATION

    Item 10(f) of the Statement is hereby amended and supplemented by the following:

    On August 20, 1998, Parent filed its definitive agent designation materials with the Commission in connection with the solicitation of Agent Designations. Parent commenced solicitation of Agent Designations on August 20, 1998.

    Item 10(f) of the Statement is further amended and supplemented by the following:

 1. The first full paragraph of the cover page of the Offer to Purchase is amended and restated in its entirety as follows:

        THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE (THE "COMPANY COMMON STOCK"), OF QUICKTURN DESIGN SYSTEMS, INC. (THE "COMPANY"), INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS ISSUED PURSUANT TO THE RIGHTS AGREEMENT, DATED JANUARY 10, 1996, BETWEEN THE COMPANY AND THE FIRST NATIONAL BANK OF BOSTON, AS RIGHTS AGENT (THE "RIGHTS" AND, TOGETHER WITH THE COMPANY COMMON STOCK, THE "SHARES"), WHICH, TOGETHER WITH THE SHARES OWNED BY MENTOR GRAPHICS CORPORATION ("PARENT") AND ITS SUBSIDIARIES, INCLUDING MGZ CORP. ("PURCHASER"), WOULD REPRESENT A MAJORITY OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE, (2) THE RIGHTS HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR PURCHASER BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER DESCRIBED HEREIN (THE "PROPOSED MERGER"), (3) PURCHASER BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT, AFTER CONSUMMATION OF THE OFFER, THE PROVISIONS OF SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW WOULD NOT PROHIBIT FOR ANY PERIOD OF TIME, OR IMPOSE ANY VOTING REQUIREMENT IN EXCESS OF MAJORITY STOCKHOLDER APPROVAL WITH RESPECT TO, THE PROPOSED MERGER OR OTHER BUSINESS COMBINATION WITH PURCHASER OR ANY AFFILIATE OF PURCHASER AND (4) THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS WHICH ARE CONTAINED IN THIS OFFER TO PURCHASE. SEE "SECTION 14. CERTAIN CONDITIONS OF THE OFFER."

 2. The first full paragraph of page 3 of the Offer to Purchase is amended and restated in its entirety as follows:

        THE RIGHTS CONDITION. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that the Rights have been redeemed or invalidated or are otherwise inapplicable to the Offer and the Proposed Merger (the "Rights Condition").

 3. The first full paragraph of page 4 of the Offer to Purchase is amended and restated in its entirety as follows:

        THE SECTION 203 CONDITION. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that, after consummation of the Offer, the provisions of Section 203 of the DGCL ("Section 203") would not prohibit for any period of time, or impose any voting requirement in excess of majority stockholder approval with respect to, the Proposed Merger or any other business combination with Purchaser or any affiliate of Purchaser (the "Section 203 Condition").

 4. The third and fourth full paragraphs of page 5 of the Offer to Purchase are amended and restated in their entirety as follows:

        Purchaser expressly reserves the right at any time, and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the conditions specified in "Section 14. Certain Conditions of the Offer," by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of tendering stockholders to withdraw their Shares. See "Section 4. Withdrawal Rights."

        Subject to the applicable rules and regulations of the Commission, Purchaser also expressly reserves the right, at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for any Shares pending receipt of any regulatory approval specified in "Section 15. Certain Regulatory and Legal Matters," (ii) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "Section 14. Certain Conditions of the Offer" and (iii) to waive any condition or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Purchaser acknowledges that (i) Rule 14e-l(c) under the Exchange Act requires Purchaser to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in "Section 14. Certain Conditions of the Offer" without extending the period of time during which the Offer is open.

 5. The paragraph immediately following the letter dated August 11, 1998 on page 19 of the Offer to Purchase is deleted in its entirety.

 6. The following paragraphs are added and inserted after the first full paragraph of page 20 of the Offer to Purchase:

           On August 12, 1998, the Company issued the following press release:

       Quickturn Board to Review Mentor Graphics' Unsolicited Tender
       Offer

       Advises Shareholders to Take No Action at Present Time

       SAN JOSE, Calif--(BUSINESS WIRE)--August 12, 1998-- Quickturn Design Systems, Inc. (NASDAQ: QKTN-news) announced today, in response to Mentor Graphics Corporation's (NASDAQ: MENT-news) unsolicited tender offer for all outstanding shares of Quickturn, that the Company's board of directors will study the offer and make its recommendation to shareholders in due course. In the meantime, Quickturn urges all its shareholders to take no action with respect to the Mentor Graphics offer and any related activities until Quickturn's board of directors has made its recommendation.

       Quickturn Design Systems, Inc. is the leading provider of verification products and time to market engineering (TtME(TM)) services for the design of complex ICs and electronic systems. The company's products are used worldwide by the developers of high-performance computing, multimedia, graphics and communications systems. Quickturn is headquartered at 55 West Trimble Road, San Jose, CA 95131-1013; Telephone: 408/914-6000. For more information, visit the Quickturn Web site at www.quickturn.com or send e-mail to info@quickturn.com.

        On August 14, 1998, Dr. Rhines telephoned Mr. Keith R. Lobo, President, Chief Executive Officer and director of the Company. Dr. Rhines stated that, even if the outstanding litigation between the companies were resolved, Parent would still desire to enter into discussions with the Company regarding the Proposed Acquisition. Dr. Rhines emphasized that Parent's interest in the transaction stems from the strategic benefits of the Proposed Acquisition to the employees, stockholders and customers of both companies. Mr. Lobo stated that he would convey Dr. Rhines' position to the Company Board.

        On August 20, 1998, Parent filed Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division.

        On August 20, 1998, Parent filed definitive agent designation materials with the Commission and commenced solicitation of Agent Designations.

 7. The second full paragraph of page 22 of the Offer to Purchase is amended and restated in its entirety as follows:

        The provisions of Section 203 could impede the ability of Parent to effect the Proposed Merger promptly after consummation of the Offer. The Offer is conditioned on Purchaser being satisfied in its reasonable discretion that the restrictions on business combinations contained in
    Section 203 are inapplicable to the Proposed Merger (as a result of action by the Company Board, the acquisition by Purchaser of a sufficient number of Shares, or otherwise). See this "Section 11. Purpose of the Offer and the Proposed Merger; Plans for the Company" and "Section 14. Certain Conditions of the Offer."

 8. The section entitled "Section 14. Certain Conditions of the Offer" beginning on page 24 of the Offer to Purchase is amended and restated in its entirety as follows:

        Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, in its reasonable discretion, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for, Shares tendered, if (i) any one or more of the Minimum Condition, the Rights Condition, the Section 203 Condition and the HSR Condition shall not have been satisfied or (ii) at any time on or after August 12, 1998, and prior to the Expiration Date, any of the following conditions shall exist:

        (a) there shall have been threatened, instituted or be pending any action or proceeding before any court or governmental, administrative or regulatory authority or agency, domestic or foreign (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i) challenging or seeking to, or which is reasonably likely to, make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, including any such requirements under California law, in addition to those required by federal securities laws and the DGCL (each as in effect on the date of this Offer to Purchase), in connection with the making of the Offer, the acceptance for payment of, or payment for, any Shares by Purchaser or any other affiliate of Parent or the consummation by Purchaser or any other affiliate of Parent of the Proposed Merger or other business combination with the Company, or seeking to obtain material damages in connection therewith; (ii) seeking to prohibit or limit materially the ownership or operation by the Company,

    Parent or any of their respective subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries; (iii) seeking to impose or confirm limitations on the ability of Parent and its subsidiaries, including Purchaser, to exercise effectively full rights of ownership of any Shares (including the Rights associated with Shares), including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders; (iv) seeking to require divestiture by Parent and its subsidiaries, including Purchaser, of any Shares; (v) seeking any material diminution in the benefits expected to be derived by Parent, Purchaser or any other affiliate of Parent as a result of the transactions contemplated by the Offer or the Proposed Merger or any other similar business combination with the Company; (vi) otherwise directly or indirectly relating to the Offer or which otherwise, in the reasonable judgment of Purchaser, might materially adversely affect the Company or Purchaser or any other affiliate of Parent or the value of the Shares; or
    (vii) which otherwise, in the reasonable judgment of Purchaser, is likely to materially adversely affect the business, operations (including, without limitation, results of operations), properties (including, without limitation, intangible properties), condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) or prospects of either the Company or any of its subsidiaries or Parent or any of its subsidiaries, including Purchaser;

        (b) there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, Purchaser, the Company or any subsidiary or affiliate of Parent or the Company or (ii) the Offer or the Proposed Merger or other business combination by Purchaser or Parent or any affiliate of Parent with the Company, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Proposed Merger, which, in the reasonable judgment of Purchaser, is likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (vii) of paragraph
    (a) above;

        (c) there shall have occurred any change, condition, event or development that, in the reasonable judgment of Purchaser, is or is likely to be materially adverse to the business, operations (including, without limitation, results of operations), properties (including, without limitation, intangible properties), condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) or prospects of the Company or any of its subsidiaries;

        (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the Nasdaq National Market, (ii) any decline, measured from the close of business on August 11, 1998, in the Standard & Poor's 500 Index by an amount in excess of 15%,
    (iii) any material adverse change in United States currency exchange rates or a suspension of, or limitation on, currency exchange markets, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or other event that, in the reasonable judgment of Purchaser, might affect the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (vii) in the case of any of the foregoing existing on August 11, 1998, a material acceleration or worsening thereof;

        (e) the Company or any of its subsidiaries, joint ventures or partners or other affiliates shall have, directly or indirectly, (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization (other than by redemption of the Rights in accordance with their terms as such terms have been publicly disclosed prior to the date of this Offer to Purchase), (ii) acquired or otherwise caused a reduction in the number of, or authorized

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    or proposed the acquisition or other reduction in the number of, outstanding
    Shares or other securities (other than as aforesaid), (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under option prior to the date of this Offer to Purchase, in accordance with the terms of such options as such terms have been publicly disclosed prior to the date of this Offer to Purchase), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of the Company (other than in the event the Rights are redeemed, the price of redemption thereof), (v) altered or proposed to alter any material term of any outstanding security (including the Rights) other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger, (vi) incurred any debt other than in the ordinary course of business or any debt containing burdensome covenants, (vii) authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that, in the reasonable judgment of Purchaser, could adversely affect either the value of the Company or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to Parent or Purchaser, (ix) entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its employees, consultants or directors, or made grants or awards thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of this Offer to Purchase, or (xi) amended or authorized or proposed any amendment to the Company's Articles of Incorporation or Bylaws, or Purchaser shall have become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to the date of this Offer to Purchase;

        (f) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or Purchaser shall have otherwise learned that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a
    Schedule 13G on file with the Commission prior to the date of this Offer Purchase, (ii) any such person, entity or group that prior to the date of this Offer to Purchase had filed such a Schedule 13G with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares),

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    other than for bona fide arbitrage purposes, (iii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person shall have filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any subsidiary or significant assets of the Company;

        (g) any required approval, permit, authorization or consent of any governmental authority or agency (including those described or referred to in "Section 15. Certain Legal Matters and Regulatory Approvals") shall not have been obtained on terms satisfactory to Purchaser in its reasonable discretion;

        (h) Parent or Purchaser shall have reached an agreement or understanding with the Company providing for termination of the Offer, or Parent, Purchaser or any other affiliate of Parent shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company;

        (i) (1) any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or any material amount of indebtedness of the Company or any of its subsidiaries, joint ventures or partnerships shall become accelerated or otherwise become due before its stated due date, in either case, with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or the Proposed Merger or (2) any covenant, term or condition in any of the Company's or any of its subsidiaries', joint ventures' or partnerships' instruments, licenses, or agreements is or may be materially adverse to the value of the Shares in the hands of Purchaser (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer or the Proposed Merger or the acquisition by Parent of control of the Company); or

        (j) Purchaser shall have determined in its reasonable discretion that
    Section 2115 of the California General Corporation Law (the "CGCL") applies to the Offer or the Proposed Merger;

    which, in the reasonable judgment of Parent or Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser or any of their affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment.

        The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their reasonable discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 1998          MENTOR GRAPHICS CORPORATION

                                By:  /s/ Gregory K. Hinckley

                                Name: Gregory K. Hinckley

                                Title: Executive Vice President, Chief Operating
                                     Officer and Chief Financial Officer

                                MGZ CORP.

                                By:  /s/ Gregory K. Hinckley

                                Name: Gregory K. Hinckley

                                Title: Secretary and Chief Financial Officer

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